Filed by Mackinac Financial Corporation

Pursuant to Rule 425 under the Securities Act of 1933

Commission File No.: 000-20167

Subject Company: First Federal of Northern Michigan Bancorp, Inc.

PRESS RELEASE

For Release:	February 8, 2017
Nasdaq:	MFNC
Contact:	Jesse A. Deering, EVP & Chief Financial Officer (248) 290-5906 /jdeering@bankmbank.com
Website:	www.bankmbank.com

MACKINAC FINANCIAL CORPORATION

REPORTS 2017 FOURTH QUARTER AND ANNUAL RESULTS

Manistique, Michigan — Mackinac Financial Corporation (Nasdaq: MFNC) (the “Corporation”), the bank holding company for mBank, today announced 2017 net income of $5.48 million, or $.87 per share, compared to net income $4.48 million, or $.72 per share, in 2016.  The 2017 results include the effects of the $2.02 million non-cash tax expense related to the revaluation of the company’s Deferred Tax Asset (“DTA”) as a result of the corporate tax code change in December 2017 and a small amount of transaction related expenses related to the recently announced definitive agreement to acquire First Federal of Northern Michigan Bancorp, Inc. (“FFNM”).  The 2016 results included expenses related to the acquisitions of Niagara Bancorporation, Inc. (“Niagara”) and First National Bank of Eagle River (“Eagle River”) that had an after-tax impact of $2.05 million on earnings. Adjusted core net income for 2017 was $7.57 million (net of the DTA adjustment and FFNM expenses) or $1.20 per share while 2016 (exclusive of all Niagara and Eagle transaction-related expenses) was $6.53 million, or $1.05 per share.  On a per share basis, actual earnings growth was 20% while adjusted earnings growth was 14% year-over-year.

The DTA adjustment negated earnings for the quarter ended December 31, 2017 resulting in a nominal $20 thousand loss for the period ($0.00 per share), compared to earnings of $1.70 million, or $0.27 per share, in the prior year period.  Exclusive of the DTA adjustment and transaction related expenses, the adjusted core net income for the fourth quarter of 2017 was $2.07 million, or $0.33 per share.

Total assets of the Corporation at December 31, 2017 were $985.37 million, compared to $983.52 million at December 31, 2016.  Shareholders’ equity at December 31, 2017 totaled $81.40 million, compared to $78.61 million at December 31, 2016. Book value per share equated to $12.95 compared to $12.55 per share a year ago.  Tangible book value at yearend 2017 was $73.78 million or $11.72 per share compared to $70.74 million or $11.29 per share for 2016.  Market price on the last trading day of the year was $15.90 in 2017 and $13.47 in 2016.  Weighted average shares outstanding totaled 6,288,791 for year-end 2017 compared to 6,236,067 for the same period in 2016.

Key highlights:

•                  mBank, the Corporation’s primary asset, recorded net income of $6.92 million in 2017, compared to $6.05 million, in 2016.  The DTA revaluation resulted in a non-cash tax expense totaling $2.02 million.  Adjusted core net income for 2017 was $8.95 million compared to 2016 (exclusive of $1.754 million in transaction related expenses) of $7.80 million.  Adjusted bank net income grew approximately 15%.

•                  In early 2018 the Corporation announced the execution of a definitive agreement to acquire First Federal of Northern Michigan through an all-stock merger of FFNM with and into a subsidiary of the Corporation. The aggregate value of the transaction is estimated at approximately $41.8 million, subject to MFNC’s closing price on the day the deal closes.  The transaction remains subject to various approvals with an expected closing date late in the second quarter 2018.

•                  Total interest income of $44.38 million for 2017 compared to $37.98 million for the same period in 2016.

•                  Net Interest Margin remains strong at 4.20%, consistent with the 2016 margin of 4.19%.

•                  Credit quality at the bank remains solid with a Texas Ratio of 7.77% compared to 11.76% one year ago, and nonperforming assets of $6.13 million, or .62% of total assets, compared to $8.91 million, or .91% of total assets for the same period in 2016.

Loan Growth and Production

Total loans at yearend 2017 were $811 million, a $29 million increase, equating to 4%, from $782 million at December 31, 2016.  In addition to the balance sheet totals, the Corporation services $198 million of sold mortgage loans and $57 million of sold SBA and USDA loans. Total loans under management equal approximately $1.07 billion.

Total new loan production for 2017 was $275 million. Commercial production accounted for $140 million, aggregate mortgage (mainly 1-4 family) and consumer production was $112 million and production from Mackinac Commercial Credit (“MCC”), the asset based lending division of mBank, was $23 million.  The Upper Peninsula region contributed $127 million, Northern Lower Peninsula $50 million, Southeast Michigan $46 million, Wisconsin $29 million and MCC $23 million.  Commenting on new loan production and overall lending activities, Kelly W. George, President and CEO of mBank stated “Our product mix and geographic diversification has allowed us to remain consistent in our loan production year-over-year and to prudently grow our loan portfolio organically. 2017 was a highly competitive year for good earning assets which impacted overall market loan pricing and caused us to pass on some opportunities where pricing and/or structure did not meet our requirements for that loan type.  Specifically, from a macro portfolio management standpoint, we slowed the origination of non-owner occupied real estate loans given their higher risk profile compared to our preferred portfolio composition.  While we could have increased our production totals, we will remain steadfast in our credit process and profitability requirements for long term balance sheet strength.  We are also very excited about the markets that we will gain through the pending FFNM transaction as well as the complementary granularity of their loan portfolio and mortgage business. The transaction augments our organic production capacity even further and the scale will allow us to aggressively compete in the new markets and the Northern Lower Peninsula region in general.”

Credit Quality

Nonperforming assets totaled $6.13 million, .62% of total assets at December 31, 2017, down from 2016 balances of $8.91 million or .91% of total assets. Total loan delinquencies greater than 30 days resided at a nominal .66%, or $5.40 million. Mr. George, commenting on credit quality, stated, “Our credit quality metrics remain strong with no systematic issues within our loan book as we remain vigilant to ensure continued prudent underwriting standards and not stretch for loans that do not meet our policy guidelines. The slight increase in metrics due to the acquired loan portfolios through our 2016 acquisitions have normalized in 2017 through proactive resolution of some of those troubled credits resulting in even stronger asset quality metrics and desired accretion. We remain comfortable with our remaining purchase accounting marks.  We’ve applied the same rigorous diligence process to our evaluation of the FFNM loan portfolio prior to executing the definitive agreement, and expect to experience similarly reliable results.”

Margin Analysis

2017 net interest income and net interest margin were $37.94 million and 4.20%, compared to $33.10 million and 4.19%, for 2016.  The increase in net interest income was due to organic growth as well as scale achieved through the Niagara and Eagle River acquisitions.  The Corporation also had continued net interest contribution due to the accretive attributes associated with the purchase accounting adjustments related to the three acquisitions completed since December 2014. Mr. George stated, “We have been successful in maintaining our strong net interest margin which is akin to my loan production commentary regarding disciplined loan pricing and proactive review and pricing of in-market deposits. We have also worked to employ targeted wholesale funding strategies that support the long-term structural integrity of our balance sheet composition in an increasing rate environment we have not operated in some time.”

Deposits

Total deposits of $818.00 million at December 31, 2017 remained mostly flat compared to deposits of $823.51 million on December 31, 2016.  Mr. George, commenting on overall deposits and liquidity, stated, “The company maintains a strong liquidity position with many different funding sources to support loan growth and operations. We remain committed to growing core deposits in our local communities through a very competitive product and service mix.  The main impetus behind the slightly lower level of deposits was the loss of a couple acquired high-priced depository relationships that required pledging of bank investments for uninsured balances. One of the key reasons for the business combination with FFNM is the positive impact we expect on our overall deposit base with a large amount of long tenured low-cost core deposits which will enable us to remove some higher priced more volatile brokered CD’s. This balance sheet repositioning on the liability side will provide a more stable funding source for loan growth, and significantly reduce our funding costs in total”.

Noninterest Income/Expense

Noninterest income, at $4.04 million for 2017, remained consistent with the $4.15 million earned in 2016.  The slight decrease in noninterest income was primarily due to a small decrease in gain on sales of secondary mortgage loans and SBA loans.    Income from sold secondary mortgages totaled $1.37 million compared to $1.58 million in 2016 while SBA gains were $.87 million compared to $.90 million in 2016.  Noninterest expense, at $30.34 million in 2017, increased a nominal $451 thousand from 2016.  The 2016 amount included some acquisition costs, most notably the Eagle River data processing termination fee of roughly $1.7 million. There were also customary increases in salaries and benefits given additional employees and increased occupancy expense given the acquired branch offices. Consistent with management’s operating diligence prior to both acquisitions, the Corporation has reached the expected levels of overall efficiencies.

Assets and Capital

Total assets of the Corporation at December 31, 2017 were $985.37 million, up $2 million from the $983.520 million reported at year-end 2016. The Corporation is “adequately” capitalized and the Bank is “well-capitalized” with Total Capital to Risk Weighted Assets at the Corporation of 9.29% and 11.74% at the Bank.

Paul D. Tobias, Chairman and Chief Executive Officer of the Corporation commented, “We continue to execute our strategy of organic and selective acquired growth to build scale, earnings and shareholder value.  We believe our adjusted 2017 earnings show continued progress in achieving our goals.  We are very pleased with the integration and contribution levels of our 2016 acquisitions and believe our recently announced transaction will yield similar results.  We remain committed to being a community bank and supporting local individuals, businesses, and civic organizations to help them grow and prosper.”

Mackinac Financial Corporation is a registered bank holding company formed under the Bank Holding Company Act of 1956 with assets in excess of $985 million and whose common stock is traded on the NASDAQ stock market as “MFNC.”   The principal subsidiary of the Corporation is mBank.  Headquartered in Manistique, Michigan, mBank has 23 branch locations; twelve in the Upper Peninsula, four in the Northern Lower Peninsula, one in Oakland County, Michigan and six in Northern Wisconsin.  The Corporation’s banking services include commercial lending and treasury management products and services geared toward small to mid-sized businesses, as well as a full array of personal and business deposit products and consumer loans.

Forward-Looking Statements

This release contains certain forward-looking statements.  Words such as “anticipates,” “believes,” “estimates,” “expects,” “intends,” “should,” “will,” and variations of such words and similar expressions are intended to identify forward-looking statements: as defined by the Private Securities Litigation Reform Act of 1995.  These statements reflect management’s current beliefs as to expected outcomes of future events and are not guarantees of future performance.  These statements involve certain risks, uncertainties and assumptions that are difficult to predict with regard to timing, extent, likelihood, and degree of occurrence.  Therefore, actual results and outcomes may materially differ from what may be expressed or forecasted in such forward-looking statements.  Factors that could cause a difference include among others: changes in the national and local economies or market conditions; changes in interest rates and banking regulations; the impact of competition from traditional or new sources; receipt of regulatory and shareholder approvals in connection with pending acquisitions; and the possibility that anticipated cost savings and revenue enhancements from mergers and acquisitions, bank consolidations, and other sources may not be fully realized at all or within specified time frames as well as other risks and uncertainties including but not limited to those detailed from time to time in filings of the Company with the Securities and Exchange Commission.  These and other factors may cause decisions and actual results to differ materially from current expectations.  Mackinac Financial Corporation undertakes no obligation to revise, update, or clarify forward-looking statements to reflect events or conditions after the date of this release.

This release contains information related to Mackinac’s pending acquisition of FFNM.  Communications in this release do not constitute an offer to sell or the solicitation of an offer to buy any securities or a solicitation of any vote or approval. In connection with the proposed merger, Mackinac will file with the Securities and Exchange Commission (SEC) a Registration Statement on Form S-4 that will include a joint proxy statement of FFNM and Mackinac and a prospectus of Mackinac, as well as other relevant documents concerning the proposed transaction. SHAREHOLDERS AND INVESTORS ARE URGED TO READ THE REGISTRATION STATEMENT AND THE PROXY STATEMENT/PROSPECTUS REGARDING THE MERGER WHEN IT BECOMES AVAILABLE AND ANY OTHER RELEVANT DOCUMENTS FILED WITH THE SEC, AS WELL AS ANY AMENDMENTS OR SUPPLEMENTS TO THOSE DOCUMENTS, BECAUSE THEY WILL CONTAIN IMPORTANT INFORMATION. A free copy of the Proxy Statement/Prospectus (when available), as well as other filings containing information about Mackinac, may be obtained at the SEC’s Internet site (http://www.sec.gov). The Proxy Statement/Prospectus (when available) and the other filings may also be obtained free of charge at mBank’s website at www.bankmbank.com under the tab “MFNC Investor Relations,” and then under the tab “SEC Filings.”

The directors, executive officers, and certain other members of management and employees of Mackinac may be deemed to be participants in the solicitation of proxies in favor of the merger from the shareholders of FFNM. Information about the directors and executive officers of Mackinac is included in the proxy statement for its 2017 annual meeting of shareholders, which was filed with the SEC on April 25, 2017.  The directors, executive officers, and certain other members of management and employees of FFNM may also be deemed to be participants in the solicitation of proxies in favor of the merger from the shareholders of FFNM. Information about the directors and executive officers of FFNM and information regarding the interests of such participants will be included in the proxy statement/prospectus and the other relevant documents filed with the SEC when they become available.

MACKINAC FINANCIAL CORPORATION AND SUBSIDIARIES

SELECTED FINANCIAL HIGHLIGHTS

	As of and For the	As of and For the
	Year Ending	Year Ending
	December 31,	December 31,
(Dollars in thousands, except per share data)	2017	2016
	(Unaudited)
Selected Financial Condition Data (at end of period):
Assets	$985,367	$983,520
Loans	811,078	781,857
Investment securities	75,897	86,273
Deposits	817,998	823,512
Borrowings	79,552	67,579
Shareholders’ equity	81,400	78,609

Selected Statements of Income Data:
Net interest income	$37,938	$33,098
Income before taxes	11,018	6,766
Net income	5,479	4,483
Income per common share - Basic	.87	.72
Income per common share - Diluted	.87	.72
Weighted average shares outstanding	6,288,791	6,236,067
Weighted average shares outstanding- Diluted	6,322,413	6,268,703

Selected Financial Ratios and Other Data:
Performance Ratios:
Net interest margin	4.20%	4.19%
Efficiency ratio	71.39	79.69
Return on average assets	.55	.52
Return on average equity	6.74	5.73

Average total assets	$995,826	$865,573
Average total shareholders’ equity	81,349	78,300
Average loans to average deposits ratio	96.29%	98.14%

Common Share Data at end of period:
Market price per common share	$15.90	$13.47
Book value per common share	12.93	12.55
Tangible book value per share	11.72	11.29
Dividends paid per share, annualized	.480	.400
Common shares outstanding	6,294,930	6,263,371

Other Data at end of period:
Allowance for loan losses	$5,079	$5,020
Non-performing assets	$6,126	$8,906
Allowance for loan losses to total loans	.63%	.64%
Non-performing assets to total assets	.62%	.91%
Texas ratio	7.77%	11.76%

Number of:
Branch locations	23	23
FTE Employees	233	222

MACKINAC FINANCIAL CORPORATION AND SUBSIDIARIES

CONSOLIDATED BALANCE SHEETS

	December 31,	December 31,
	2017	2016
	(Unaudited)
ASSETS

Cash and due from banks	$37,420	$44,620
Federal funds sold	6	2,135
Cash and cash equivalents	37,426	46,755

Interest-bearing deposits in other financial institutions	13,374	14,047
Securities available for sale	75,897	86,273
Federal Home Loan Bank stock	3,112	2,911

Loans:
Commercial	572,936	543,573
Mortgage	220,708	218,171
Consumer	17,434	20,113
Total Loans	811,078	781,857
Allowance for loan losses	(5,079)	(5,020)
Net loans	805,999	776,837

Premises and equipment	16,290	15,891
Other real estate held for sale	3,558	4,782
Deferred tax asset	4,970	8,760
Deposit based intangibles	1,922	2,172
Goodwill	5,694	5,694
Other assets	17,125	19,398

TOTAL ASSETS	$985,367	$983,520

LIABILITIES AND SHAREHOLDERS’ EQUITY

LIABILITIES:
Deposits:
Noninterest bearing deposits	$148,079	$164,179
NOW, money market, interest checking	280,309	286,622
Savings	61,097	58,315
CDs<$250,000	142,159	141,629
CDs>$250,000	11,055	8,489
Brokered	175,299	164,278
Total deposits	817,998	823,512

Federal funds purchased	—	6,000
Borrowings	79,552	67,579
Other liabilities	6,417	7,820
Total liabilities	903,967	904,911

SHAREHOLDERS’ EQUITY:
Common stock and additional paid in capital - No par value
Authorized - 18,000,000 shares
Issued and outstanding - 6,294,930and 6,263,371, shares respectively	61,981	61,583
Retained earnings	19,675	17,206
Accumulated other comprehensive income
Unrealized gains (losses) on available for sale securities	(71)	(102)
Minimum pension liability	(185)	(78)

Total shareholders’ equity	81,400	78,609

TOTAL LIABILITIES AND SHAREHOLDERS’ EQUITY	$985,367	$983,520

MACKINAC FINANCIAL CORPORATION AND SUBSIDIARIES

CONSOLIDATED STATEMENTS OF OPERATIONS

	For the Years Ended
	December 31,
	2017	2016	2015
	(Unaudited)	(Unaudited)	(Audited)
INTEREST INCOME:
Interest and fees on loans:
Taxable	$41,770	$36,078	$32,034
Tax-exempt	95	64	13
Interest on securities:
Taxable	1,606	1,322	1,095
Tax-exempt	298	220	162
Other interest income	607	299	209
Total interest income	44,376	37,983	33,513

INTEREST EXPENSE:
Deposits	4,361	3,322	3,251
Borrowings	2,077	1,563	1,142
Total interest expense	6,438	4,885	4,393

Net interest income	37,938	33,098	29,120
Provision for loan losses	625	600	1,204
Net interest income after provision for loan losses	37,313	32,498	27,916

OTHER INCOME:
Deposit service fees	1,056	995	836
Income from mortgage loans sold on the secondary market	1,373	1,575	1,071
SBA/USDA loan sale gains	867	897	610
Mortgage servicing income - net	(31)	(40)	547
Net security gains	231	150	455
Other	545	576	370
Total other income	4,041	4,153	3,889

OTHER EXPENSE:
Salaries and employee benefits	15,490	14,625	12,449
Occupancy	3,104	2,680	2,424
Furniture and equipment	2,209	1,749	1,551
Data processing	2,037	1,620	1,381
Advertising	711	620	507
Professional service fees	1,534	1,169	1,270
Loan and deposit	1,335	1,100	955
Writedowns and losses on other real estate held for sale	388	202	332
FDIC insurance assessment	731	488	506
Telephone	604	528	455
Transaction related expenses	50	3,101	—
Other	2,143	2,003	2,046
Total other expenses	30,336	29,885	23,876

Income before provision for income taxes	11,018	6,766	7,929
Provision for (benefit of) income taxes	5,539	2,283	2,333

NET INCOME AVAILABLE TO COMMON SHAREHOLDERS	$5,479	$4,483	$5,596

INCOME PER COMMON SHARE:
Basic	$.87	$.72	$.90
Diluted	$.87	$.71	$.89

MACKINAC FINANCIAL CORPORATION AND SUBSIDIARIES

LOAN PORTFOLIO AND CREDIT QUALITY

(Dollars in thousands)

Loan Portfolio Balances (at end of period):

	December 31,	December 31,
	2017	2016
	(Unaudited)	(Unaudited)
Commercial Loans:
Real estate - operators of nonresidential buildings	$119,025	$121,861
Hospitality and tourism	75,228	68,025
Lessors of residential buildings	33,032	27,590
Gasoline stations and convenience stores	21,176	20,509
Logging	17,554	19,903
Commercial construction	9,243	11,505
Other	297,678	274,180
Total Commercial Loans	572,936	543,573

1-4 family residential real estate	209,890	205,945
Consumer	17,434	20,113
Consumer construction	10,818	12,226

Total Loans	$811,078	$781,857

Credit Quality (at end of period):

	December 31,	December 31,
	2017	2016
	(Unaudited)	(Unaudited)
Nonperforming Assets :
Nonaccrual loans	$2,388	$3,959
Loans past due 90 days or more	—	—
Restructured loans	180	165
Total nonperforming loans	2,568	4,124
Other real estate owned	3,558	4,782
Total nonperforming assets	$6,126	$8,906
Nonperforming loans as a % of loans	.32%	.53%
Nonperforming assets as a % of assets	.62%	.91%
Reserve for Loan Losses:
At period end	$5,079	$5,020
As a % of average loans	.64%	.64%
As a % of nonperforming loans	197.78%	121.73%
As a % of nonaccrual loans	212.69%	126.80%
Texas Ratio	7.77%	11.76%

Charge-off Information (year to date):
Average loans	$795,532	$703,047
Net charge-offs (recoveries)	$566	$584
Charge-offs as a % of average loans, annualized	.07%	.08%

MACKINAC FINANCIAL CORPORATION AND SUBSIDIARIES QUARTERLY FINANCIAL HIGHLIGHTS

	QUARTER ENDED
	(Unaudited)
	December 31	September 30,	June 30	March 31	December 31
	2017	2017	2017	2017	2016
BALANCE SHEET (Dollars in thousands)

Total loans	$811,078	$808,149	$790,753	$786,546	$781,857
Allowance for loan losses	(5,079)	(5,130)	(5,133)	(5,146)	(5,020)
Total loans, net	805,999	803,019	785,620	781,400	776,837
Total assets	985,367	1,015,070	1,027,450	976,635	983,520
Core deposits	631,644	643,859	621,303	633,160	650,745
Noncore deposits	186,354	191,344	226,942	188,660	172,767
Total deposits	817,998	835,203	848,245	821,820	823,512
Total borrowings	79,552	91,397	92,024	66,279	67,579
Total shareholders’ equity	81,400	82,649	81,313	80,009	78,609
Total tangible equity	73,784	74,970	73,572	72,205	70,743
Total shares outstanding	6,294,930	6,294,930	6,294,930	6,294,930	6,263,371
Weighted average shares outstanding	6,294,930	6,294,930	6,294,930	6,270,034	6,263,371

AVERAGE BALANCES (Dollars in thousands)

Assets	$996,966	$1,021,152	$984,236	$980,491	$958,781
Loans	808,306	803,825	787,143	782,477	771,279
Deposits	817,338	841,699	820,375	825,309	800,508
Equity	82,879	82,162	81,013	79,293	78,406

INCOME STATEMENT (Dollars in thousands)

Net interest income	$9,664	$9,789	$9,319	$9,166	$9,118
Provision for loan losses	225	200	50	150	250
Net interest income after provision	9,439	9,589	9,269	9,016	8,868
Total noninterest income	1,317	1,153	795	776	1,141
Total noninterest expense	7,918	7,724	7,517	7,177	7,509
Income before taxes	2,838	3,018	2,547	2,615	2,500
Provision for income taxes	2,858	925	867	889	802
Net income available to common shareholders	$(20)	$2,093	$1,680	$1,726	$1,698
Income pre-tax, pre-provision	$3,062	$3,218	$2,597	$2,765	$2,750

PER SHARE DATA

Earnings	$—	$.33	$.27	$.28	$.27
Book value per common share	12.93	13.13	12.92	12.71	12.55
Tangible book value per share	11.72	11.91	11.69	11.47	11.29
Market value, closing price	15.90	15.50	13.99	13.72	13.47
Dividends per share	.120	.120	.120	.120	.100

ASSET QUALITY RATIOS

Nonperforming loans/total loans	.32%	.38%	.47%	.47%	.53%
Nonperforming assets/total assets	.62	.74	.76	.84	.91
Allowance for loan losses/total loans	.63	.63	.65	.65	.64
Allowance for loan losses/nonperforming loans	197.78	167.37	136.95	137.96	121.73
Texas ratio	7.77	9.34	9.91	10.60	11.76

PROFITABILITY RATIOS

Return on average assets	(.01)%	.81%	.68%	.71%	.70%
Return on average equity	(.10)	10.11	8.32	8.83	8.62
Net interest margin	4.18	4.23	4.24	4.19	4.14
Average loans/average deposits	98.89	95.50	95.95	94.81	96.35

CAPITAL ADEQUACY RATIOS

Tier 1 leverage ratio	7.06%	6.82%	7.02%	6.77%	7.18%
Tier 1 capital to risk weighted assets	8.66	8.47	8.57	8.49	8.80
Total capital to risk weighted assets	9.29	9.10	9.21	9.15	9.45
Average equity/average assets (for the quarter)	8.31	8.05	8.23	8.09	8.18
Tangible equity/tangible assets (at quarter end)	7.55	7.44	7.22	7.45	7.25